UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Executive Officer Developments

David Humphreys. The previously announced appointment of David Humphreys as the new Chief Financial Officer of Babylon Holdings Limited ("Babylon") became effective on September 29, 2022. Mr. Humphreys served for nearly two years in the role of Finance Director, with overall responsibility for building and scaling Babylon’s finance function.

Yon Nuta. Yon Nuta has resigned from his position as Chief Product Officer of Babylon, effective October 18, 2022. Mr. Nuta’s responsibilities are being transitioned to Aron England, Babylon’s Vice President of Product, who joined Babylon in August 2021 and leads Babylon’s product platform organization. Babylon wishes Yon well in the future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: October 17, 2022	/s/ David Humphreys
David Humphreys
Chief Financial Officer